UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of August, 2009
COMMISSION FILE NUMBER: 1-7239
KOMATSU LTD.
Translation of registrant’s name into English
3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
Address of principal executive office
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT
1.	Quarterly Report for the First Quarter of the 141st Fiscal Year filed on August 7, 2009
On August 7, 2009, the registrant filed its Quarterly Report (Shihanki Houkokusho) with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Financial Instruments and Exchange Law of Japan. This Quarterly Report contains, among other information, Quarterly Consolidated Financial Statements for the three months period ended June 30, 2009.
Material information in the report, other than the Quarterly Consolidated Financial Statements, has already been reported by the registrant in its press release dated July 28, 2009, a copy of which was submitted under cover of Form 6-K on July 29, 2009 by the registrant.
Attached is an English translation of the registrant’s Quarterly Consolidated Financial Statements for the three months ended June 30, 2009.

2

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD. (Registrant)
Date: August 7, 2009	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

3

[Quarterly Consolidated Financial Statements]
Consolidated Balance Sheets (Unaudited)
Komatsu Ltd. and Consolidated Subsidiaries
June 30, 2009 and March 31, 2009

	June 30, 2009		March 31, 2009
		Component		Component
	Millions of yen	ratio (%)	Millions of yen	ratio (%)
Assets
Current assets
Cash and cash equivalents	¥86,162		¥90,563
Time deposits	125		44
Trade notes and accounts receivable, less allowance for doubtful receivables of ¥15,843 million at June 30, 2009, ¥15,330 million at March 31, 2009	380,944		373,901
Inventories (Note 3)	487,808		507,357
Deferred income taxes and other current assets (Notes 4, 9, 10 and 11)	129,270		131,374

Total current assets	1,084,309	53.8	1,103,239	56.0

Long-term trade receivables	142,673	7.1	102,969	5.2
Investments
Investments in and advances to affiliated companies	21,852		19,249
Investment securities (Notes 4, 10, and 11)	58,058		53,854
Other	12,360		12,017

Total investments	92,270	4.6	85,120	4.3

Property, plant and equipment —less accumulated depreciation of ¥608,836 million at June 30, 2009, ¥589,629 million at March 31, 2009	539,191	26.8	525,462	26.7

Goodwill	30,033	1.5	28,661	1.5

Other intangible assets	60,440	3.0	60,346	3.1

Deferred income taxes and other assets (Notes 9, 10 and 11)	64,971	3.2	63,262	3.2

	¥2,013,887	100.0	¥1,969,059	100.0

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these balance sheets.

	June 30, 2009		March 31, 2009
		Component		Component
	Millions of yen	ratio (%)	Millions of yen	ratio (%)
Liabilities and Equity
Current liabilities
Short-term debt	¥254,699		¥220,087
Current maturities of long-term debt (Notes 10)	89,418		87,662
Trade notes, bills and accounts payable	170,404		214,375
Income taxes payable	8,758		10,818
Deferred income taxes and other current liabilities (Notes 9, 10 and 11)	191,632		199,345

Total current liabilities	714,911	35.5	732,287	37.2

Long-term liabilities
Long-term debt (Notes 10)	355,413		292,106
Liability for pension and retirement benefits	51,742		53,822
Deferred income taxes and other liabilities (Notes 9, 10 and 11)	39,115		42,510

Total long-term liabilities	446,270	22.2	388,438	19.7

Total liabilities	1,161,181	57.7	1,120,725	56.9

Commitments and contingent liabilities (Note 8)	—		—

Komatsu Ltd. shareholders’ equity
Common stock:
Authorized 3,955,000,000 shares at June 30, 2009 and at March 31, 2009

Issued 998,744,060 shares at June 30, 2009 and at March 31, 2009	67,870		67,870
Outstanding 967,995,626 shares at June 30, 2009, 967,822,292 shares at March 31, 2009
Capital surplus	139,994		140,092
Retained earnings:
Appropriated for legal reserve	30,781		28,472
Unappropriated	704,245		719,222
Accumulated other comprehensive income (loss) (Notes 4 and 9)	(93,785)		(105,744)
Treasury stock at cost, 30,748,434 shares at June 30, 2009, 30,921,768 shares at March 31, 2009	(34,772)		(34,971)

Total Komatsu Ltd. shareholders’ equity	814,333	40.4	814,941	41.4

Noncontrolling interest	38,373	1.9	33,393	1.7

Total equity (Note 6)	852,706	42.3	848,334	43.1

	¥2,013,887	100.0	¥1,969,059	100.0

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these balance sheets.

Consolidated Statements of Income (Unaudited)
Komatsu Ltd. and Consolidated Subsidiaries
Three months ended June 30, 2009 and 2008

	Three months ended		Three months ended
	June 30, 2009		June 30, 2008
		Component		Component
	Millions of yen	ratio (%)	Millions of yen	ratio (%)
Net sales	¥320,428	100.0	¥606,832	100.0
Cost of sales	252,473	78.8	439,836	72.5
Selling, general and administrative expenses (Note 5)	59,486	18.6	85,342	14.1
Other operating income (expenses)	(196)	(0.1)	1,610	0.3

Operating income	8,273	2.6	83,264	13.7

Other income (expenses)	455		9,504
Interest and dividend income	1,859	0.6	2,600	0.4
Interest expense	(2,731)	(0.9)	(3,929)	(0.6)
Other—net	1,327	0.4	10,833	1.8

Income before income taxes and equity in earnings of affiliated companies	8,728	2.7	92,768	15.3

Income taxes
Current	7,716		22,937
Deferred	(5,535)		10,009

Total	2,181	0.7	32,946	5.4

Income before equity in earnings of affiliated companies	6,547	2.0	59,822	9.9
Equity in earnings of affiliated companies	(101)	(0.0)	762	0.1

Net income	6,446	2.0	60,584	10.0

Less net income attributable to the noncontrolling interest	(1,683)	(0.5)	(2,853)	(0.5)
Net income attributable to Komatsu Ltd.	¥4,763	1.5	¥57,731	9.5

	Yen
	Three months ended	Three months ended
	June 30, 2009	June 30, 2008
Net income attributable to Komatsu Ltd. per share (Note 7)
Basic	¥4.92	¥58.01
Diluted	4.92	57.94
Cash dividends per share (Note 13)	18.00	22.00
The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Shareholders’ Equity (Unaudited)
Komatsu Ltd. and Consolidated Subsidiaries
Three months ended June 30, 2009 and 2008

	Millions of yen
	Three months ended	Three months ended
	June 30, 2009	June 30, 2008
Common stock
Balance, beginning of year	¥67,870	¥67,870
Balance, end of period	¥67,870	¥67,870

Capital surplus
Balance, beginning of year	¥140,092	¥138,170
Sales of treasury stock	(98)	96
Issuance and exercise of stock acquisition rights (Note 5)	—	(25)

Balance, end of period	¥139,994	¥138,241

Retained earnings, appropriated for legal reserve
Balance, beginning of year	¥28,472	¥26,714
Transfer from unappropriated retained earnings	2,309	218

Balance, end of period	¥30,781	¥26,932

Unappropriated retained earnings
Balance, beginning of year	¥719,222	¥685,986
Net income attributable to Komatsu Ltd.	4,763	57,731
Cash dividends paid to Komatsu Ltd. Shareholders (Note 13)	(17,431)	(21,904)
Transfer to retained earnings appropriated for legal reserve	(2,309)	(218)

Balance, end of period	¥704,245	¥721,595

Accumulated other comprehensive income (loss)
Balance, beginning of year	¥(105,744)	¥(28,779)
Other comprehensive income for the period, net of tax	11,959	32,872

Balance, end of period	¥(93,785)	¥4,093

Treasury stock
Balance, beginning of year	¥(34,971)	¥(2,835)
Purchase of treasury stock	(7)	(40)
Sales of treasury stock	206	250

Balance, end of period	¥(34,772)	¥(2,625)

Total Komatsu Ltd. shareholders’ equity	¥814,333	¥956,106

Noncontrolling interest
Balance, beginning of year	¥33,393	¥30,239
Net income attributable to the noncontrolling interest	1,683	2,853
Cash dividends paid to the noncontrolling interest	(300)	(239)
Other comprehensive income for the period, net of tax	1,844	1,742
Other changes in noncontrolling interest	1,753	2,811

Balance, end of period	¥38,373	¥37,406

Total equity (Note 6)	¥852,706	¥993,512

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows (Unaudited)
Komatsu Ltd. and Consolidated Subsidiaries
Three months ended June 30, 2009 and 2008

	Millions of yen
	Three months ended	Three months ended
	June 30, 2009	June 30, 2008
Operating activities
Net income	¥6,446	¥60,584
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	22,003	22,842
Deferred income taxes	(5,535)	10,009
Net loss (gain) from sale of investment securities and subsidiaries	65	664
Net loss (gain) on sale of property	(95)	(8)
Loss on disposal of fixed assets	396	502
Pension and retirement benefits, net	(1,290)	(441)
Changes in assets and liabilities:
Decrease (increase) in trade receivables	7,327	3,482
Decrease (increase) in inventories	32,124	(34,234)
Increase (decrease) in trade payables	(46,896)	(20,985)
Increase (decrease) in income taxes payable	(2,373)	(25,235)
Other, net	(11,265)	(10,051)

Net cash provided by (used in) operating activities	907	7,129

Investing activities
Capital expenditures	(24,927)	(30,281)
Proceeds from sale of property	5,342	4,632
Proceeds from sale of available for sale investment securities	73	500
Purchases of available for sale investment securities	(1,500)	(3,342)
Acquisition of subsidiaries and equity investees, net of cash acquired	1,153	1,024
Collection of loan receivables	353	4,292
Disbursement of loan receivables	(677)	(3,346)
Decrease (increase) in time deposits	(88)	(9)

Net cash provided by (used in) investing activities	(20,271)	(26,530)

Financing activities
Proceeds from long-term debt	55,954	55,184
Repayments on long-term debt	(7,207)	(27,941)
Increase (decrease) in short-term debt, net	(6,217)	20,496
Repayments of capital lease obligations	(9,430)	(12,913)
Sale (purchase) of treasury stock, net	101	210
Dividends paid	(17,431)	(21,904)
Other, net	(1,117)	733

Net cash provided by (used in) financing activities	14,653	13,865

Effect of exchange rate change on cash and cash equivalents	310	3,334

Net increase (decrease) in cash and cash equivalents	(4,401)	(2,202)
Cash and cash equivalents, beginning of year	90,563	102,010

Cash and cash equivalents, end of period	¥86,162	¥99,808

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these statements.

Notes to Quarterly Consolidated Financial Statements (Unaudited)
1. Basis of Quarterly Financial Statements and Summary of Significant Accounting Policies
Basis of Quarterly Financial Statements
(1) Komatsu Ltd. (“Company”) and consolidated subsidiaries (together “Komatsu”) prepare the accompanying quarterly consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
(2) The Company and its domestic subsidiaries maintain their books of account in conformity with accounting principles generally accepted in Japan, and its foreign subsidiaries generally maintain their books of account in conformity with those in the country of their domicile. The accompanying consolidated financial statements reflect certain adjustments, not recorded in Komatsu’s books, to present them in conformity with U.S. GAAP. These adjustments are made mainly in connection with accounting for liability for pension and other retirement benefits, derivative financial instruments, and recognition of certain accrued expenses.
Summary of Significant Accounting Policies
Starting in the fiscal year which began April 1, 2009, Komatsu has adopted the Statement of Financial Accounting Standards (“SFAS”) No. 141 (revised 2007) (“SFAS No. 141R”), “Business Combinations”. SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired or gain from a bargain purchase. SFAS No. 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. The adoption of SFAS No. 141R did not have a material impact on our consolidated results of operations and financial condition.
Starting in the fiscal year which began April 1, 2009, Komatsu has adopted SFAS No. 160, “Noncontrolling interests in Consolidated Financial Statements — an amendment of ARB No. 51”. SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the controlling and noncontrolling interests and requires the separate disclosure of income attributable to controlling and noncontrolllling interests. Previously reported amounts have been reclassified accordingly.
Excluding the above, there is no material change for Summary of Significant Accounting Policies stated in annual report for the year ended March 31, 2009.

2. Supplemental Cash Flow Information
Additional cash flow information and noncash investing and financing activities for the three months ended June 30, 2009 and 2008 are as follows:

	Millions of yen
	Three months ended	Three months ended
	June 30, 2009	June 30, 2008
Additional cash flow information:
Interest paid	¥2,752	¥3,806
Income taxes paid	10,694	49,039
Noncash investing and financing activities:
Capital lease obligations incurred	¥4,273	¥6,400

3. Inventories
At June 30, 2009 and at March 31, 2009, inventories comprised the following:

	Millions of yen
	June 30,	March 31,
	2009	2009
Finished products, including finished parts held for sale	¥302,254	¥328,643
Work in process	136,400	128,345
Materials and supplies	49,154	50,369

Total	¥487,808	¥507,357

4. Investment Securities
Investment securities at June 30, 2009 and at March 31, 2009 primarily consisted of securities available for sale.
The cost, gross unrealized holding gains and losses, and fair value for such investment securities by major security types at June 30, 2009 and at March 31, 2009 are as follows:

	Millions of yen
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
June 30, 2009
Investment securities available for sale:
Marketable equity securities	¥25,692	¥18,638	¥67	¥44,263
Other investment securities at cost	13,795
Current portion of other investment securities at cost	99

	¥39,586

	Millions of yen
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
March 31, 2009
Investment securities available for sale:
Marketable equity securities	¥24,112	¥13,419	¥465	¥37,066
Other investment securities at cost	16,788
Current portion of other investment securities at cost	101

	¥41,001

Other investment securities primarily include non-marketable equity securities. The fair value of other investment securities was not estimated as it was not practicable to estimate the fair value of investments and no significant events or changes that might have effected the fair value of those investments were observed.
Unrealized holding gains and losses are included as a component of accumulated other comprehensive income (loss) until realized.
Proceeds from the sales of investment securities available for sale were ¥73 million and ¥500 million for the three months ended June 30, 2009 and 2008, respectively.
Net realized gains or losses from sale of investment securities available for sale during the three months ended June 30, 2009 and 2008, amounted to losses of ¥65 million and losses of ¥664 million, respectively. Such gains and losses were included in “other income (expenses)” in the accompanying consolidated statements of income. The cost of the marketable securities and investment securities sold was computed based on the average-cost method.

5. Stock Option Plan
The Company intends to transfer treasury shares to directors and certain employees and certain directors of subsidiaries and affiliated companies under an agreement granting the right for them to request such transfers at a predetermined price. The purchase price is the amount calculated by taking the average of the closing prices applicable to ordinary transactions of shares of the Company on the Tokyo Stock Exchange on all days for a month immediately preceding the month in which the date of grant of the right falls and multiplying by 1.05, provided that the exercise price shall not be less than the closing price of the shares of the Company on the Tokyo Stock Exchange on the date of the grant.
The Company recognizes compensation expense using the fair value method in accordance with SFAS No. 123R “Share-Based Payment”. For the three months ended June 30, 2009 and 2008, no compensation expense was recorded as no right was granted.

6. Equity
The change in the carrying amount of equity attributable to Komatsu Ltd. shareholders, equity attributable to the noncontrolling interests and the total equity in the accompanying consolidated balance sheets for the three months ended June 30, 2009 and 2008 are as follows:

	Millions of yen
	Komatsu Ltd.
	shareholders’	Noncontrolling
Three months ended June 30, 2009	equity	interest	Total equity
Balance, beginning of year	¥814,941	¥33,393	¥848,334

Cash dividends paid to Komatsu Ltd. shareholders	(17,431)	—	(17,431)
Cash dividends paid to the noncontrolling interest	—	(300)	(300)
Other changes	101	1,753	1,854
Comprehensive income:
Net income	4,763	1,683	6,446
Other comprehensive income for the period, net of tax
Foreign currency translation adjustments	7,131	1,590	8,721
Net unrealized holding gains on securities available for sale	3,477	—	3,477
Pension liability adjustments	1,323	—	1,323
Net unrealized holding gains on derivative instruments	28	254	282
Total comprehensive income	16,722	3,527	20,249

Balance, end of period	¥814,333	¥38,373	¥852,706

	Millions of yen
	Komatsu Ltd.
	shareholders’	Noncontrolling
Three months ended June 30, 2008	equity	interest	Total equity
Balance, beginning of year	¥887,126	¥30,239	¥917,365

Cash dividends paid to Komatsu Ltd. shareholders	(21,904)	—	(21,904)
Cash dividends paid to the noncontrolling interest	—	(239)	(239)
Other changes	281	2,811	3,092
Comprehensive income:
Net income	57,731	2,853	60,584
Other comprehensive income(loss) for the period, net of tax
Foreign currency translation adjustments	29,237	1,923	31,160
Net unrealized holding gains on securities available for sale	5,356	8	5,364
Pension liability adjustments	(392)	2	(390)
Net unrealized holding gains(losses) on derivative instruments	(1,329)	(191)	(1,520)
Total comprehensive income	90,603	4,595	95,198

Balance, end of period	¥956,106	¥37,406	¥993,512

7. Net Income Attributable to Komatsu Ltd. per Share
A reconciliation of the numerators and denominators of the basic and diluted net income attributable to Komatsu Ltd. per share computations is as follows:

	Millions of yen
	Three months ended	Three months ended
	June 30, 2009	June 30, 2008
Net income attributable to Komatsu Ltd.	¥4,763	¥57,731

	Number of shares
	Three months ended	Three months ended
	June 30, 2009	June 30, 2008
Weighted average common shares outstanding, less treasury stock	967,910,177	995,254,491
Dilutive effect of:
Stock options	343,666	1,100,277

Weighted average diluted common shares outstanding	968,253,843	996,354,768

	Yen
	Three months ended	Three months ended
	June 30, 2009	June 30, 2008
Net income attributable to Komatsu Ltd.:
Basic	¥4.92	¥58.01
Diluted	¥4.92	¥57.94

8. Contingent Liabilities
At June 30, 2009 and at March 31, 2009, Komatsu was contingently liable for discounted and transferred receivables on a recourse basis with the financial institutions of ¥13,757 million and ¥14,480 million, respectively.
Komatsu provides guarantees to third parties of loans of the employees, affiliated companies and other companies. The guarantees relating to the employees are mainly made for their housing loans. The guarantees of loans relating to the affiliated companies and other companies are made to enhance the credit of those companies.
For each guarantee provided, Komatsu would have to perform under a guarantee, if the borrower defaults on a payment within the contract terms. The contract terms are from 10 years to 30 years in the case of employees with housing loans, and from 1 year to 10 years in the case of loans relating to the affiliated companies and other companies. The maximum amount of undiscounted payments Komatsu would have had to make in the event of default was ¥71,527 million and ¥65,478 million at June 30, 2009 and at March 31, 2009, respectively. The fair value of the liabilities recognized for Komatsu’s obligations as guarantors under those guarantees at June 30, 2009 was insignificant. Certain of those guarantees were secured by collateral and insurance issued to Komatsu.
Management of Komatsu believes that losses from those contingent liabilities, if any, would not have a material effect on the consolidated financial statements.
Komatsu is involved in certain legal actions and claims arising in the ordinary course of its business. It is the opinion of management and legal counsel that such litigation and claims will be resolved without material effect on Komatsu’s financial position.
Komatsu conducts business activities with customers, dealers and associates around the world and its trade receivables from such parties are well diversified to minimize concentrations of credit risks. Management does not anticipate incurring losses on its trade receivables in excess of established allowances.

9. Derivative Financial Instruments
Notional principal amounts of derivative financial instruments outstanding at June 30, 2009 and at March 31, 2009 are as follows:

	Millions of yen
	June 30,	March 31,
	2009	2009
Forwards and options:
Sale of foreign currencies	¥28,616	¥30,868
Purchase of foreign currencies	47,736	48,424
Option contracts (purchased)	1,149	1,011
Interest rate swap, cross-currency swap and interest rate cap agreements	240,086	226,754
Net foreign currency exchange gains (losses) in the accompanying consolidated statements of income for the three months ended June 30, 2009 and 2008 amounted to gains of ¥1,771 million and gains of ¥5,536 million, respectively.

Fair values of derivative instruments at June 30, 2009 and at March 31, 2009 on the consolidated balance sheets are as follows:

	Millions of yen
	June 30, 2009
	Derivative Assets		Derivative Liabilities
Derivative instruments designated	Location on the consolidated	Estimated	Location on the consolidated	Estimated
as hedging instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and other current assets	¥233	Deferred income taxes and other current liabilities	¥25
	Deferred income taxes and other assets	4	Deferred income taxes and other liabilities	—
Interest rate swaps,cross-currency swap and interest rate cap agreements	Deferred income taxes and other current assets	2,758	Deferred income taxes and other current liabilities	1,469
	Deferred income taxes and other assets	6,480	Deferred income taxes and other liabilities	—

Total		¥9,475		¥1,494

	Derivative Assets		Derivative Liabilities
	Location on the consolidated	Estimated	Location on the consolidated	Estimated
Undesignated derivative instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and other current assets	¥366	Deferred income taxes and other current liabilities	¥1,592
Option contracts	Deferred income taxes and other current assets	21	Deferred income taxes and other current liabilities	—
Interest rate swaps,cross-currency swap and interest rate cap agreements	Deferred income taxes and other current assets	690	Deferred income taxes and other current liabilities	1,352
	Deferred income taxes and other assets	1,468	Deferred income taxes and other liabilities	2,201

Total		¥2,545		¥5,145

Total Derivative Instruments		¥12,020		¥6,639

	Millions of yen
	March 31, 2009
	Derivative Assets		Derivative Liabilities
Derivative instruments designated	Location on the consolidated	Estimated	Location on the consolidated	Estimated
as hedging instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and other current assets	¥278	Deferred income taxes and other current liabilities	¥430
	Deferred income taxes and other assets	8	Deferred income taxes and other liabilities	—
Interest rate swaps,cross-currency swap and interest rate cap agreements	Deferred income taxes and other current assets	2,351	Deferred income taxes and other current liabilities	—
	Deferred income taxes and other assets	5,709	Deferred income taxes and other liabilities	—

Total		¥8,346		¥430

	Derivative Assets		Derivative Liabilities
	Location on the consolidated	Estimated	Location on the consolidated	Estimated
Undesignated derivative instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and other current assets	¥1,016	Deferred income taxes and other current liabilities	¥1,387
Option contracts	Deferred income taxes and other current assets	19	Deferred income taxes and other current liabilities	—
Interest rate swaps,cross-currency swap and interest rate cap agreements	Deferred income taxes and other current assets	766	Deferred income taxes and other current liabilities	980
	Deferred income taxes and other assets	1,704	Deferred income taxes and other liabilities	3,058

Total		¥3,505		¥5,425

Total Derivative Instruments		¥11,851		¥5,855

The effect of derivative instruments on the consolidated statements of income for the three months ended June 30, 2009 are as follows:
Derivative instruments designated as fair value hedging relationships

	Millions of yen
	Three months ended
	June 30, 2009
	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses)	gains (losses)	gains (losses)
	recognized in income	recognized in income	recognized in income	recognized in income
	on derivatives	on derivatives	on hedged items	on hedged items
Interest rate swaps,cross-currency swap and interest rate cap agreements	Other income (expenses), net: Other-net	¥1,281	Other income (expenses),net: Other-net	¥(1,398)

Total		¥1,281		¥(1,398)

Derivative instruments designated as cash flow hedging relationships

	Millions of yen
	Three months ended
	June 30, 2009
	Effective portion			Ineffective portion and amount excluded from
		Location of	Amount of	effectiveness testing
	Amount of	gains (losses)	gains (losses)	Location of	Amount of
	gains (losses)	reclassified	reclassified	gains (losses)	gains (losses)
	recognized in	from accumulated	from accumulated	recognized in income	recognized in income
	OCI on derivatives	OCI into income	OCI into income	on derivatives	on derivatives
Forwards contracts	¥(734)	Other income (expenses), net: Other-net	¥(74)	—	¥—
Interest rate swaps, cross-currency swap and interest rate cap agreements	(18)	—	—	—	—

Total	¥(752)		¥(74)		¥—

Derivative instruments not designated as hedging instruments relationships

	Millions of yen
	Three months ended
	June 30, 2009
	Location of gains (losses) recognized	Amount of gains (losses) recognized
	in income on derivatives	in income on derivatives
Forwards contracts	Other income (expenses), net: Other-net	¥(117)
Option contracts	Other income (expenses), net: Other-net	4
Interest rate swaps,cross-currency swap	Cost of sales	(82)
and interest rate cap agreements	Other income (expenses), net: Other-net	(937)

Total		¥(1,132)

10. The Fair Value of Financial Instruments
(1) Cash and Cash Equivalents, Time Deposits, Trade Notes and Accounts Receivable, Other Current Assets, Short-Term Debt, Trade Notes, Bills and Accounts Payable, and Other Current Liabilities
The carrying amount approximates fair value because of the short maturity of these instruments.
(2) Investment Securities
The fair values of investment securities available for sale for which it is practicable to estimate fair value are based on quoted market prices and are recognized on the accompanying consolidated balance sheets.
(3) Installment Receivables
The fair values of installment receivables are based on the present value of future cash flows through maturity, discounted using estimated current interest rates. The fair values computed on such a basis approximate the carrying amounts.
(4) Long-Term Debt
The fair values of each of the long-term debts are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar debt of comparable maturity.
(5) Derivative Financial Instruments
The fair values of derivative financial instruments, consisting principally of foreign exchange contracts and interest rate swap agreements, are estimated by obtaining quotes from brokers and are recognized on the accompanying consolidated balance sheets.

The carrying amounts and the estimated fair values of the financial instruments, including financial instruments not qualifying as hedge, at June 30, 2009 and at March 31, 2009, are summarized as follows:

	Millions of yen
	June 30, 2009		March 31, 2009
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value
Investment securities, marketable equity securities	¥44,263	¥44,263	¥37,066	¥37,066
Long-term debt, including current portion	444,831	439,344	379,768	376,108
Derivatives:
Forwards and options
Assets	624	624	1,321	1,321
Liabilities	1,617	1,617	1,817	1,817
Interest rate swap, cross-currency swap and interest rate cap agreements
Assets	11,396	11,396	10,530	10,530
Liabilities	5,022	5,022	4,038	4,038
Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could affect the estimates.

11. Fair value measurements
Komatsu adopted SFAS No. 157, “Fair value measurements”, which establishes a new framework for measuring fair value and expands related disclosures on April 1, 2008. SFAS No. 157 defines that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:
Level 1 — Quoted prices in active markets for identical assets or liabilities
Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly
Level 3 — Unobservable inputs for the assets or liabilities
Assets and liabilities that are measured at fair value on a recurring basis at June 30, 2009 and at March 31, 2009 are as follows:

	Millions of yen
June 30, 2009	Level 1	Level 2	Level 3	Total
Assets
Investment securities available for sale	¥44,263	¥—	¥—	¥44,263
Derivatives	—	12,002	—	12,002
Other	—	—	18	18

Total	44,263	12,002	18	56,283

Liabilities
Derivatives	—	6,639	—	6,639

Total	—	6,639	—	6,639

	Millions of yen
March 31, 2009	Level 1	Level 2	Level 3	Total
Assets
Investment securities available for sale	¥37,066	¥—	¥—	¥37,066
Derivatives	—	11,851	—	11,851
Other	—	—	919	919

Total	37,066	11,851	919	49,836

Liabilities
Derivatives	—	5,855	—	5,855

Total	—	5,855	—	5,855

Investment securities available for sale
Marketable equity securities are classified in Level 1 in the fair value hierarchy. Marketable equity securities are measured using a market approach based on the quoted market prices in active markets.
Derivatives
Derivatives primarily represent foreign exchange contracts and interest rate swap agreements. Derivatives are measured based on market observable market data in active markets and are classified in Level 2 in the fair value hierarchy.
Other
Other primarily represents the retained interests in securitizations of accounts receivables. Assets which are measured by the assumption of Komatsu are classified in Level 3 in the fair value hierarchy.
The following table summarizes information about changes of Level 3 for the three months ended June 30, 2009.

Millions of yen
Three months ended
June 30, 2009
Balance, beginning of year	¥919
Total gains or losses (realized / unrealized)	592
Included in earnings	606
Included in other comprehensive income (loss)	(14)
Purchases, issuances and settlements	(1,493)

Balance, end of period	¥18

The amounts of unrealized gains on classified in Level 3 assets recognized in earnings for the three months ended June 30, 2009 related to assets still held at June 30, 2009 were ¥606 million. These gains were reported in other income (expenses), net of the consolidated statements income.
During three months ended June 30, 2009, there were no assets and liabilities that are measured at fair value on nonrecurring basis.

12. Committed Credit Lines
Certain consolidated subsidiaries maintain committed credit line agreements totaling ¥40,792 million and ¥14,956 million at June 30, 2009 and at March 31, 2009, respectively, with financial institutions to secure liquidity. At June 30, 2009 and at March 31, 2009, ¥13,173 million and ¥861 million, respectively, were available to be used under such credit line agreements.

13. Dividends
Payment amount of dividends

		Aggregate amount of
		dividends
Resolution	Type of stock	(Millions of yen)
Ordinary general meeting of shareholders held on June 24, 2009	Common stock	17,431

	Dividend per
	share
Resource of dividends	(Yen)	Record date	Effective date
Retained earnings	18	March 31, 2009	June 25, 2009

14. Business Segment Information
Under SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, in deciding how to allocate resources and in assessing performance. The operating segments are managed separately because each operating segment represents a strategic business unit that offers different products and services.
Komatsu operates on a worldwide basis with two operating segments: 1) Construction, Mining and Utility Equipment and 2) Industrial Machinery and Others.
Segment profit is determined in a manner that is consistent with Japanese accounting principles by subtracting the cost of sales and selling, general and administrative expenses from net sales attributed to the operating segment. Segment profit is used by the chief operating decision maker in deciding how to allocate resources and in assessing performance, and excludes certain general corporate administration and finance expenses, such as costs of executive management, corporate development, corporate finance, human resources, internal audit, investor relations, legal and public relations. Segment profit also excludes certain non-recurring charges which may otherwise relate to operating segments, including impairments of long lived assets and goodwill.

Operating segments:

	Millions of yen
	Three months ended	Three months ended
	June 30, 2009	June 30, 2008
Net sales:
Construction, Mining and Utility Equipment—
Customers	¥284,695	¥534,078
Intersegment	786	1,419

Total	285,481	535,497
Industrial Machinery and Others—
Customers	35,733	72,754
Intersegment	4,043	5,990

Total	39,776	78,744
Elimination	(4,829)	(7,409)

Consolidated	¥320,428	¥606,832

Segment profit:
Construction, Mining and Utility Equipment	¥7,437	¥78,385
Industrial Machinery and Others	2,877	4,768

Total	10,314	83,153
Corporate expenses and elimination	(1,845)	(1,499)

Consolidated segment profit	8,469	81,654
Other operating income (expenses)	(196)	1,610
Operating income	8,273	83,264
Interest and dividend income	1,859	2,600
Interest expense	(2,731)	(3,929)
Other-net	1,327	10,833

Consolidated income before income taxes	¥8,728	¥92,768

The main products and services included in each operating segment are as follows:
1)	Construction, Mining and Utility Equipment:
Excavating equipment, loading equipment, grading and roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, industrial vehicles, other equipment, engines and components, casting products, and logistics.
2)	Industrial Machinery and Others:
Metal forging and stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment, and others.
Transfers between segments are made at estimated arm’s-length prices.

Geographic information:
Net sales to customers recognized by sales destination for the three months ended June 30, 2009 and 2008 are as follows:

	Millions of yen
	Three months ended	Three months ended
	June 30, 2009	June 30, 2008
Net sales:
Japan	¥68,759	¥106,537
Americas	80,377	147,658
Europe and CIS	36,064	108,869
China	59,414	80,497
Asia (excluding Japan, China) and Oceania	57,651	105,547
Middle East and Africa	18,163	57,724

Consolidated net sales	¥320,428	¥606,832

Net sales recognized by geographic origin for the three months ended June 30, 2009 and 2008 are as follows:

	Millions of yen
	Three months ended	Three months ended
	June 30, 2009	June 30, 2008
Net sales:
Japan	¥110,428	¥216,729
U.S.A.	74,985	139,331
Europe and CIS	34,082	108,018
Others	100,933	142,754

Total	¥320,428	¥606,832

No individual country within Europe and CIS or other areas had a material impact on net sales.

No single major external customer had a material impact on net sales.
The following information shows net sales and segment profit recognized by geographic origin for the three months ended June 30, 2009 and 2008. In addition to the disclosure requirements under SFAS No. 131, Komatsu discloses this information as supplemental information in light of the disclosure requirements of the Japanese Financial Instruments and Exchange Law, which a Japanese public company is subject to:

	Millions of yen
	Three months ended	Three months ended
	June 30, 2009	June 30, 2008
Net sales:
Japan—
Customers	¥110,428	¥216,729
Intersegment	38,655	119,808

Total	149,083	336,537

Americas—
Customers	74,985	139,331
Intersegment	7,236	10,392

Total	82,221	149,723

Europe and CIS—
Customers	34,082	108,018
Intersegment	6,869	6,245

Total	40,951	114,263

Others—
Customers	100,933	142,754
Intersegment	1,640	10,299

Total	102,573	153,053
Elimination	(54,400)	(146,744)

Consolidated	¥320,428	¥606,832

Segment profit (loss):
Japan	¥(11,015)	¥33,026
Americas	8,154	16,988
Europe and CIS	2,147	12,078
Others	11,573	22,395
Corporate and elimination	(2,390)	(2,833)

Consolidated	¥8,469	¥81,654

Transfers between segments are made at estimated arm’s-length prices.

	Millions of yen
	Three months ended	Three months ended
	June 30, 2009	June 30, 2008
Overseas sales:
Americas	¥80,377	¥147,658
Europe and CIS	36,064	108,869
Others	135,228	243,768

Total	¥251,669	¥500,295

Consolidated sales	¥320,428	¥606,832

	Three months ended	Three months ended
	June 30, 2009	June 30, 2008
Overseas sales as a percentage of consolidated sales:
Americas	25.1%	24.3%
Europe and CIS	11.2	17.9
Others	42.2	40.2

Total	78.5%	82.4%
Overseas sales are composed of the sales to external customers in the countries or areas outside Japan from Komatsu. These areas are grouped based on geographical proximity. Each geographic group is mainly consisted of the following areas:
(1)	Americas: North America and Latin America

(2)	Europe and CIS: Germany, U.K. and Russia

(3)	Others: China, Oceania, Southeast Asia, Middle East and Africa

15. Subsequent Event
There was no significant subsequent event to be disclosed.